Filing pursuant to Rule 424(b)(3)
                                         Registration Statement No. 333-127319


PROSPECTUS
----------
                              10,000,000 Shares

                              FONAR CORPORATION

                                Common Stock

This prospectus will allow us to offer and sell to the public up to 10,000,000 shares of our common stock from time to time in one or more issuances.

We may sell the shares in open market transactions from time to time at market prices through dealers, brokers, or agents, to underwriters or dealers, or directly to investors. See "PLAN OF DISTRIBUTION" at page 12 of this prospectus for a more detailed discussion of the manner in which the shares may be sold.

Our common stock is traded on the Nasdaq Small Cap Market under the symbol "FONR." On August 4, 2005, the last reported sales price for our common stock was $1.18 per share.

This prospectus provides you with a general description of the shares that we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More
Information" before you make your investment decision.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described in this prospectus before making a decision to purchase our stock. See "RISK FACTORS" at page 7 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of this Prospectus is August 15, 2005.

You may rely only on the information contained in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                TABLE OF CONTENTS

ABOUT THIS
PROSPECTUS.....................................................................

ABOUT FONAR....................................................................

RISK FACTORS ..................................................................

FORWARD LOOKING STATEMENTS ...................................................

USE OF PROCEEDS...............................................................

PLAN OF DISTRIBUTION .........................................................

LEGAL MATTERS.................................................................

EXPERTS ......................................................................

INDEMNIFICATION ..............................................................

WHERE YOU CAN FIND MORE INFORMATION...........................................

INCORPORATION OF INFORMATION WE FILE WITH THE SEC.............................


                            ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process we may issue and sell from time to time in one or more offerings up to 10,000,000 shares of our common stock in the aggregate.

Each time we sell shares of our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the common stock offered under this prospectus. The registration statement can be read at the Securities and Exchange Commission's web site or at the Securities and Exchange Commission offices mentioned below under the heading "Where You Can Find More Information."

                            ABOUT FONAR CORPORATION

At Fonar we design, manufacture and market magnetic resonance imaging (MRI) scanners. MRI scanners use magnetic fields to generate images of organs, bones and tissue inside the human body. The MRI scanner uses a magnetic field which causes the hydrogen atoms in tissue to align. When the magnetic force is withdrawn, the atoms fall out of alignment emitting radio signals as they do. The speed at which the atoms fall out of alignment, or "relaxation time" and radio signals vary depending on the type of tissue and whether any pathology is present. The radio signals provide the data from which the scanner's computers generate an image of the body part being scanned.

Fonar offers the following MRI scanners: the Stand-Up(tm) MRI and Fonar-360(tm). For the 2004 fiscal year, the revenues recognized by our medical equipment segment (including product sales, service and certain license fees and royalties product) were $48.6 million and for the first nine months of fiscal 2005 the revenues recognized by our medical equipment segment were $62.3 million.

The Stand-Up(tm) MRI allows patients to be scanned while standing, bending, sitting or lying down. This means that an abnormality or injury, such as a slipped disc, will be able to be scanned under full weight-bearing conditions, or, more often than not, in the position in which the patient experiences pain. An elevator built into the floor brings the patient to the desired height in the scanner. An adjustable bed allows the patients to stand, sit or lie on their backs, sides or stomachs, at an intermediate angle or in any of the conventional recumbent positions. In the future, the Stand-Up(tm) may also be useful for MRI directed surgical procedures.

The Fonar 360 is an enlarged room sized magnet in which the floor, ceiling and walls of the room are part of the magnet frame. Consequently, this scanner allows 360 degree access to the patient. The Fonar 360 is presently marketed as a diagnostic scanner and is sometimes referred to as the Open Sky MRI.

In the future, we may also further develop the Fonar 360 to function as an operating room. We sometimes refer to this contemplated version of the Fonar 360 as the OR-360.

In addition to manufacturing MRI scanning systems, we formed a subsidiary in 1997, Health Management Corporation of America, which we sometimes call HMCA. HMCA is engaged in the business of managing MRI imaging facilities. HMCA provides and supervises the non-medical personnel for the clients at their sites. At HMCA we also provide our clients centralized billing, collection, marketing, advertising, accounting and financial services. We also provide office equipment and furnishings, consumable supplies and in some cases the office space used by our clients. All of HMCA's MRI client professional corporations are owned by Fonar's founder, President and Chairman of the Board, Dr. Raymond V. Damadian.

From August, 1998 to July 28, 2005, HMCA was also in the business of managing physical therapy and rehabilitation facilities. On July 28, 2005 we sold this portion of our business and the related assets for a purchase price of $6.6 million, payable pursuant to a promissory note in 120 monthly installments. The first 12 months consist of interest only and the remaining 108 monthly installments consist of equal payments of principal and interest of $76,014 each. The note is subject to prepayment provisions if the buyer resells all or part of the assets and business or if the buyer utilizes the assets purchased as collateral in any debt financing. Previously, in the fourth quarter of fiscal 2005, Dr. Damadian ceased operating the physical therapy and rehabilitation facilities, and new professional corporations, owned by independent practitioners, began operating the facilities, who had no financial or investment interest with HMCA, Dr. Damadian or his affiliates, other than the P.C.'s management agreements with HMCA. Consequently, as of the date of this prospectus, neither Fonar, HMCA nor Dr. Damadian has any involvement in the management or operation of physical therapy and rehabilitation facilities. HMCA decided to sell the physical therapy and rehabilitation management business and focus its efforts and capital on expanding its MRI facility management business, which was its first business and with which it is most familiar. Fonar has experienced accelerated growth from its MRI manufacturing and has elected to focus its and HMCA's corporate efforts on MRI related business.

HMCA currently manages 10 MRI facilities. The professional corporations managed are owned by Dr. Damadian. None of HMCA's clients are parties to capitated or other risk sharing plans with HMO's, managed care companies or other insurers. For the 2004 fiscal year the revenues recognized for the MRI facilities were $13.3 million and the revenues recognized from the physical therapy and rehabilitation practices were $9.7 million. For the first nine months of fiscal 2005, the revenues recognized by HMCA from the MRI facilities were $10.4 million and the revenues recognized from the physical therapy and rehabilitation practices were $7.2 million.

HMCA is seeking to increase revenues from the MRI facilities by continuing its program of replacing older scanners at sites we manage with Fonar Stand-Up(tm) MRI scanners and opening new sites with Stand-Up(tm) MRI scanners and establishing new MRI sites equipped with Stand-Up(tm) MRI scanners. Of the 10 MRI sites presently managed, seven are equipped with Stand-Up(tm) MRI scanners. HMCA is planning to open three new sites equipped with Stand-Up(tm) MRI scanners within the next 12 months and replace one older scanner with a Stand-Up(tm) MRI scanner.

Approximately 78% of our consolidated revenues for the first nine months of fiscal 2005, and 68.6% of our consolidated revenues for the fiscal year ended June 30, 2004 were from our medical equipment segment. Approximately 22% of our consolidated revenues for the first nine months of fiscal 2005, and 32% of our consolidated revenues for the fiscal year ended June 30, 2004 were from HMCA's management services.

This change is principally due to the increased sales revenues from our Stand-Up(tm) MRI scanners, which increased from $42.7 million in fiscal 2004 to $55.4 million for only the first nine months of fiscal 2005. Revenues attributable to HMCA's operations were $23 million for 2004, compared to $17.6 million for the first nine months of fiscal 2005. The number of facilities with new scanners managed by HMCA, however, has been increasing.

Approximately 28.6% of our consolidated revenues and 100% of HMCA's revenues for the first nine months of fiscal 2005 and 40.2% of our consolidated revenues and 100% of HMCA's revenues for the fiscal year ended June 30, 2004 were derived from professional corporations and other entities controlled by Dr. Raymond V. Damadian or members of his family. The consolidated revenues include revenues from sales and service by Fonar to such entities: $5.2 million for the first nine months of fiscal 2005, and $5.8 million for fiscal 2004. Confirming our expectation of increased demand for our MRI scanners, product sales revenues in the medical equipment segment to unrelated parties increased from $37.7 million in fiscal 2004 to $51.8 million for the first nine months of fiscal 2005, already surpassing the total for the full fiscal 2004 year. In addition, service and repair fees from unrelated parties increased from $2.7 million in fiscal 2004 to $3.5 million for the first nine months of fiscal 2005, already surpassing last year's total. This increase in product sales to and service fees from unrelated parties is the principal reason for the reduction of the percentage of our revenues derived from sales to related parties.

Our address is 110 Marcus Drive, Melville, New York 11747, our telephone number there is (631) 694-2929 and our Internet address is http://www.fonar.com.

HMCA's address is at 6 Corporate Center Drive, Melville, New York 11747, its telephone number there is (631) 694-2816 and its internet address is www.hmca.com.

                                 RISK FACTORS

An investment in our stock is high risk. You should carefully consider the risk factors in this prospectus before deciding whether to purchase the shares offered. See "RISK FACTORS."

                                 RISK FACTORS

An investment in Fonar is highly speculative and subject to a high degree of risk. Therefore, you should carefully consider the risks discussed below and other information contained in this prospectus before deciding to invest in shares of our common stock.

1. In the past we have experienced significant losses and may in the future incur losses.

For the fiscal years ended June 30, 2004 and June 30, 2003, we experienced net losses of $9.5 million and $15.0 million respectively and losses from operations of $8.4 million and $15.1 million, respectively. Total net losses from continuing operations for fiscal 2004 and fiscal 2003 were $9.5 million and $15.2 million respectively, as included in the June 30, 2004 10-K filed on September 14, 2004. In the first quarter of fiscal 2005 we achieved profitability, realizing net income of $786,000. For the first nine months of fiscal 2005, we had net income of $1.4 million and income from operations of $2.1 million as compared to a net loss of $7.9 million and a loss from operations of $7.6 million for the first nine months of fiscal 2004.

As of June 30, 2004, our consolidated balance sheet reflected $9.5 million in cash and cash equivalents and $11.1 million in marketable securities out of total current assets of $55.1 million as compared to $6.4 million in cash and cash equivalents and $10.6 million in marketable securities out of total current assets of $54.5 million as of March 31, 2005, reflecting a decrease in cash, cash equivalents and marketable securities and the investment of a greater percentage of cash in marketable securities. We believe that we will be able to maintain our operating income by continuing the marketing of our new MRI scanners, particularly our Stand-Up(tm) MRI scanners.

Notwithstanding that we recognized net income of $1.4 million for the first nine months of fiscal 2005, we experienced a net loss of $480,000 in the third quarter, and there can be no assurance that we will be able to maintain profitability.

2. Fonar is dependant on the success of its new products to become profitable.

Our ability to generate future operating profits will depend on our ability to market and sell our MRI products. The Stand-Up(tm) MRI and Fonar 360 scanners have been introduced into the market. Although we are optimistic that these scanners' features will make them competitive, and we perceive that the Stand-Up(tm) MRI is successfully penetrating the market, there can be no assurance as to the degree, timing or continuation of market acceptance of these products. We have received orders, however, for 8 Stand-Up(tm) MRI scanners in fiscal 2001, 16 Stand-Up(tm) MRI scanners in fiscal 2002, 22 Stand-Up(tm) MRI scanners in fiscal 2003, 39 Stand-Up(tm) MRI scanners in fiscal 2004 and 23 Stand-Up(tm) MRI scanners in the first nine months of fiscal 2005. The product we are promoting most vigorously is the Stand-Up(tm) MRI. We believe the Stand-Up(tm) MRI is the most promising because it enables scans to be performed on patients in weight bearing positions, such as sitting, standing or lying at an intermediate angle or in any of the conventional recumbent positions. The following chart shows the revenues attributable to each model during fiscal year 2003 and fiscal year 2004 and the first nine months of fiscal 2005. Please note that we recognize the revenue on scanner sales on a percentage of completion basis. This means we book revenue not as cash is received or sales are made, but as the scanner is built. Consequently, the revenues for a fiscal period do not necessarily relate to the orders placed in that period.

                              Revenues Recognized
                              -------------------
Model          Fiscal Year         Fiscal Year          Fiscal Year
               2005 (9 months)     2004                 2003
-----------    ---------------     -----------          -----------
Stand-Up       $55,401,224         $42,688,377          $ 24,298,460
Fonar 360      $   705,317         $         0          $          0
Beta (used)    $         0         $         0          $    100,000

3. We must compete in a highly competitive market against competitors with greater financial resources than we have.

The medical equipment industry is highly competitive and characterized by rapidly changing technology and extensive research and development. The market demand for a continuing supply of new and improved products requires that we be engaged continuously in research and development. New products also require continuous retooling or at least modifications to our manufacturing facilities, and our sales and marketing force must continuously adjust to new products and product features. This is highly expensive and companies with substantially greater financial resources than we have engage in the marketing of magnetic resonance imaging scanners which compete with the Company's scanners. Competitors include large, multinational companies or their affiliates such as General Electric Company, Siemens A.G., Philips N.V., Toshiba Corporation and Hitachi Corporation. There can be no assurance that Fonar's products will be able to successfully compete with products of its competitors.

4. HMCA's profitability depends on its ability to successfully perform billing and collection services for its clients.

HMCA performs billing and collection services for the facilities it manages. The viability of HMCA's clients and their ability to remit management fees to HMCA depends on HMCA's ability to collect the clients' receivables. Collectibility of these receivables can be adversely affected by the longer payment cycles and rigorous informational requirements of some insurance companies or other third party payors. Proper authorizations, referrals and confirmation of coverage for patients, as well as issues of medical necessity, need to be addressed prior to the rendering of service to assure prompt payment of claims. HMCA believes it is properly addressing billing and collection requirements and issues for its clients and that its collection rates are good. Nevertheless, the regulations and requirements applicable to medical billing and collections could change in the future and result in reduced or delayed collections. Approximately 100% of the receivables billed and collected by HMCA in fiscal 2004 were from professional corporations owned by Dr. Raymond V. Damadian and 100% of the receivables billed and collected by HMCA for the nine months ended March 31, 2005 were from professional corporations owned by Dr. Damadian.

5. The profitability of HMCA could be adversely affected if medical insurance reimbursement rates change.

All HMCA's revenue has been from physician practices and providers of MRI services. Consequently, HMCA would be indirectly affected by changes in medical insurance reimbursement policies, HMO policies, referral patterns, no-fault and workers compensation reimbursement levels and other factors affecting the profitability of a facility. Since July 28, 2005 (first quarter of fiscal 2006) the types of medical providers served by HMCA are MRI facilities. There are currently 10 MRI facilities served by HMCA located in New York, Florida and Georgia; HMCA sold its physical therapy and rehabilitation management business on July 28, 2005. Approximately 57.9% of HMCA's clients' revenues in fiscal 2004 and approximately 57.6% of HMCA's clients' revenues in fiscal 2003 were generated from no-fault and personal injury protection claims. Approximately 6.7% of HMCA's clients' revenues were from workers' compensation claims in fiscal 2004 as compared to 11.1% in fiscal 2003. For the first nine months of fiscal 2005 approximately 59.5% of HMCA's clients' revenues were generated from no-fault and personal injury protection claims and 5.9% were generated from workers' compensation claims. In addition, in fiscal 2004, approximately 8.5% of the revenues of HMCA's clients were attributable to Medicare and 0.9% were attributable to Medicaid. In fiscal 2003, approximately 12.0% of the revenues of HMCA's clients were attributable to Medicare and 0.5% were attributable to Medicaid. For the first nine months of fiscal 2005, approximately 15.7% of the revenues of HMCA's clients were attributable to Medicare and 6.9% were attributable to Medicaid. Although we do not know of any pending adverse development affecting these types of programs, future changes in the reimbursement levels for MRI, workers compensation, no fault reimbursement or Medicare, or changes in utilization policies for MRI could adversely affect the ability of HMCA's clients to pay HMCA's fees. In addition, HMCA depends on the ability of its clients to attract and retain physicians and other professional staff.

6. The sale of our physical therapy and rehabilitation facilities management business will reduce HMCA's revenues.

Although we believe in the long-term, focusing HMCA's efforts and capital on the MRI facility management business will be beneficial, the immediate impact of the sale of the physical therapy and rehabilitation facilities management business will be to reduce HMCA's revenues. For the 2004 fiscal year, HMCA recognized revenues of $23 million, of which $9.7 million consisted of management fees paid by the physical therapy and rehabilitation facilities. The pro-forma amounts for fiscal 2004, giving retroactive effect to the sale on July 28, 2005 for discontinued operations would be $13.3 million in revenues. For the first nine months of fiscal 2005, HMCA's consolidated revenues were $17.6 million. After giving retroactive effect to the sale for discontinued operations, the revenues would have been $10.4 million.

7. Professional liability claims against HMCA or its clients may exceed insurance coverage levels.

Although HMCA does not provide medical services, it is possible that a patient suing one of HMCA's MRI facilities would also sue HMCA. All of HMCA's 10 currently managed MRI facilities carry professional liability insurance. In addition, physicians working for HMCA's clients, are required to maintain professional liability insurance in the minimum amount of $1,000,000/$3,000,000. Such insurance would not cover HMCA, which is not insured, and claims in excess of insurance coverage might also have to be satisfied by HMCA if it were named as a defendant.

8.   We are dependent upon the services of Dr. Damadian.

Our success is greatly dependent upon the continued participation of Dr. Raymond V. Damadian, Fonar's founder, Chairman of the Board and President. Dr. Damadian has acted as our CEO since 1978 and will continue to do so for the foreseeable future. In addition to providing general supervision and direction, he provides active direction, supervision and management of our sales, marketing and research and development efforts. Dr. Damadian owns all of the professional corporations which are HMCA clients. Loss of the services of Dr. Damadian would have a material adverse effect on our business. We do not have an employment or noncompetition agreement with Dr.
Damadian.   We do not currently carry "key man" life insurance on Dr.
Damadian.

9. Dr. Raymond V. Damadian has voting control of Fonar; the management cannot be changed or the Company sold without his agreement.

Dr. Raymond V. Damadian, the President, Chairman of the Board and principal stockholder of Fonar is and will continue to be in control of Fonar and in a position to elect all of the directors of Fonar. As of August 2, 2005, there were outstanding 106,726,328 shares of common stock, having one vote per share, 3,953 shares of Class B common stock, having ten votes per share and 9,562,824 shares of Class C common stock, having 25 votes per share. Of these totals Dr. Damadian owns 2,488,274 shares of common stock and 9,561,174 shares of Class C common stock, giving him approximately 69.8% of the voting power of Fonar's voting stock. This means that the holders of the common stock other than Dr. Damadian will not be able to control decisions concerning any merger or sale of Fonar, the election of directors or the determination of business and management policy.

10. The provisions of our warrants provide for reductions in the exercise price if we issue common stock at prices below the warrant exercise prices.

As of August 5, 2005 there were outstanding purchase warrants to purchase an aggregate of 1,050,000 shares of our common stock at an exercise price of $0.79 per share, subject to adjustment.

Of the purchase warrants, 1,000,000 are held by The Tail Wind Fund, Ltd. and 50,000 are held by one of the placement agent's designees. The exercise period for the purchase warrants extends to May 24, 2009.

The antidilution provisions provide for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the antidilution provisions provide that the exercise price would be reduced if we issue shares at lower prices than the warrant exercise price.

If Fonar were to sell shares below the warrant exercise price, the exercise price would be adjusted based on the price and number of shares sold relative to the total number of shares outstanding before and after the sale.

Since the exercise price under the purchase warrants is $0.79, adjustments based on sales below the warrant exercise price would not be made unless the effective purchase price per share was less than $0.79.


FORWARD-LOOKING STATEMENTS

We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 contains the safe harbor provisions that cover these forward-looking statements. We are including this statement for purposes of complying with these safe harbor provisions. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions including, among other things:

     -    continued losses and cash flow deficits;

     - the continued availability of financing in the amounts, at the times and on the terms required to support our future business;

     -    uncertain market acceptance of our products; and

     -    reliance on key personnel.

Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this document may not occur.


USE OF PROCEEEDS

We cannot guarantee that we will receive any proceeds in connection with this offering. We intend to use the net proceeds of this offering for general corporate purposes, including working capital to fund operating expenses, accounts payable and capital expenditures. Accordingly, our management will have broad discretion in the application of any net proceeds received. Pending such uses, we may invest the net proceeds from this offering in short-term, interest-bearing, investment grade securities.


                             PLAN OF DISTRIBUTION

We may sell the shares being offered by us in this prospectus:

  * through dealers, brokers or agents;

  * through underwriters;

  * directly to purchasers; or

  * through a combination of any of these methods of sale.

We and our agents and underwriters may sell the shares being offered by us in this prospectus from time to time in one or more transactions:

  * at market prices prevailing at the time of sale;

  * at prices related to such prevailing market prices;

  * at a fixed price or prices, which may be changed; or

  * at negotiated prices.

In addition to any underwriters we may use, any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. In any such case, any such underwriters may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act. These provisions of the securities laws provide, in general terms, for liability for fraud, untrue statements contained in a prospectus or otherwise made in connection with the sale of securities, and the failure to disclose significant information which is necessary to prevent information disclosed from being misleading.

We may solicit directly offers to purchase shares. We may also designate agents from time to time to solicit offers to purchase shares. Any agent that we designate, may then resell such shares to the public at varying prices to be determined by such agent at the time of resale.

We may engage in at the market offerings of our common stock. An "at the market" offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates.

If we use underwriters to sell shares, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement which will be used by them together with this prospectus to make sales of the shares to the public. Details of our arrangement with the underwriter, including commissions, underwriting discounts or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the prospectus supplement. Underwriters may also receive commissions from purchasers of the shares..

Underwriters may use dealers to sell shares. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriters to whom we sell shares for public offering and sale may make a market in the shares that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Underwriters and agents also may engage in transactions with, or perform services for, us in the ordinary course of business.

Regardless of the method used to sell the common stock, we will provide a prospectus supplement that will disclose:

      - the identity of any underwriters, dealers or agents who purchase the common stock;

      - the material terms of the distribution, including the number of shares sold and the consideration paid;

      - the amount of any compensation, discounts or commissions to be received by the underwriters, dealers or agents;

      - the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

      - the nature of any transaction by an underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of the common stock.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by us in compliance with all other applicable state securities laws and regulations.

MANNER OF SALES. The shares may be sold according to one or more of the following methods:

  * A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

  * Purchases by a broker or dealer as principal and resale by the broker or dealer for its account.

  * Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

  * Pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares.

  * An exchange distribution under the rules of the exchange.

  * In private transactions without a broker-dealer.

  * By writing options.

  * Any combination of the foregoing, or any other available means allowable under law.

EXPENSES ASSOCIATED WITH REGISTRATION. We will pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If we sell the shares through underwriters or broker-dealers, we will be responsible for underwriting discounts, underwriting commissions and agent commissions.

INDEMNIFICATION AND CONTRIBUTION. Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make in respect of such liabilities.

SUSPENSION OF THIS OFFERING. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed.

Computershare Trust Company, Inc., formerly called American Securities Transfer & Trust, Inc., located at 350 Indiana Street, Suite 800, Golden, Colorado, 80401 is the transfer agent and registrar for our common stock.

                                LEGAL MATTERS

Certain legal matters with respect to the validity of the shares being offered by the prospectus will be passed upon by Henry T. Meyer, Esq., 110 Marcus Drive, Melville, New York 11747. Mr. Meyer is Fonar's General Counsel.

                                  EXPERTS

The consolidated financial statements contained in Fonar's latest annual report on Form 10-K, incorporated by reference into this prospectus, have been audited by Marcum & Kliegman LLP, an independent registered public accounting firm, to the extent set forth in their report. Such consolidated financial statements were included therein in reliance upon their reports, given on their authority as experts in accounting and auditing.

                             INDEMNIFICATION

The Delaware General Corporation Law and Fonar's by-laws provide for the indemnification of an officer or director under certain circumstances against reasonable expenses incurred in connection with the defense of any action brought against him by reason of his being a director or officer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or other persons under Fonar's by-laws or the Delaware General Corporation Law, Fonar has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                     WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C. and New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms. Our Commission File No. is 0-10248.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means:

     -    incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the Securities and Exchange Commission will automatically update and supersede this prospectus.

We are incorporating by reference the documents listed below which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended June 30, 2004, which was filed on September 14, 2004;

     -   Quarterly Reports on Form 10-Q for the quarters ended on September
30, 2004, December 31, 2004 and March 31, 2004, which were filed on November 9, 2004, February 9, 2005 and May 10, 2004, respectively.

     -   Current Report on Form 8-K filed on August 2, 2005.

We also incorporate by reference each of the following documents that we will file with the Securities and Exchange Commission after the date of this prospectus but before the end of the offering:

     - Reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - Definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - Any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

                             Fonar Corporation
                             110 Marcus Drive
                             Melville, New York  11747
                             Attention: Investor Relations